Exhibit 99.4

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-
UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements, such as the changes described in Note 2 to the consolidated financial statements of Enerplus Resources Fund. Our report to the unitholders dated February 18, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the Report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 18, 2006